March 15, 2022

GOLD STANDARD VENTURES Files Feasibility Study Technical Report on South Railroad Project

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) is pleased to announce that the Company has filed a technical report, prepared in accordance with National Instrument 43-101, for its South Railroad Project located in Elko, Nevada. Gold Standard previously released the results of the Feasibility Study (see news release dated February 23, 2022) which demonstrate a robust project with low capital intensity, rapid payback, and peer leading returns. Key highlights contained in the technical report are presented below. The technical report is available on SEDAR under the Company's profile at www.sedar.com and on Gold Standard’s website at www.goldstandardv.com.

South Railroad Project Feasibility Study Highlights

(all figures in US$, unless stated otherwise)

●	Feasibility Study represents the optimized open pit, run-of-mine heap leach development plan.

o	Initial capital cost of $190 million reflecting the current cost environment and an increase in the scope and scale of the project.

●	After-tax IRR of 62% and NPV5 of $487 million at Spot Gold Price. (1)

●	After-tax IRR of 44% and NPV5 of $315 million at $1,650 per ounce gold (“Base Case Gold Price”).

●	Payback of 1.6 years at Spot Gold Price and 1.9 years at Base Case Gold Price.

●	29% increase in Mineral Reserves to 1.60 million gold ounces.

●	10.5-year operating life with total gold production of over 1 million ounces.

o	Average annual gold production of 152,000 ounces over the first four years.

(1)	Spot Gold Price of $1,899.20 per ounce as of February 18, 2022.

Qualified Persons

Michael S. Lindholm, CPG of MDA (a division of RESPEC) is the qualified person (“QP”) responsible for the preparation of the February 2022 South Railroad Project Mineral Resource Estimates, including geological technical information and QA/QC review of drilling and sampling data. The QPs responsible for the preparation of the Mineral Reserves and mine planning are Jordan Anderson, RM-SME and Thomas L. Dyer, PE of MDA (a division of RESPEC). Gary L. Simmons, QP-MMSA of GL Simmons Consulting, LLC is the QP responsible for mineral processing and metallurgical testing. Benjamin Bermudez, PE of M3 is the QP responsible for the design of the process plant. Matthew Sletten, PE of M3 is the QP responsible for the design of infrastructure, capital and operating costs of the process plant, and financial modelling. Kevin Lutes, PE of New Fields is the QP responsible for the heap leach pad design. Richard DeLong, QP-MMSA of EM Strategies, Inc. is the QP responsible for environmental studies, permitting and social or community impact. All the QPs cited above are independent of Gold Standard.

Gold Standard Ventures Corp.	phone +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

Matthew Sletten, PE, Project Manager of M3 and Art Ibrado, PhD, PE, of Fort Lowell Consulting PLLC, working with M3, are the QPs responsible for the scientific and technical information in this news release as defined by NI 43-101.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000-hectare land package on the Carlin Trend and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the project economics, including capital costs, IRR and payback of the SRP.

Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that that the geology of the ore in the area of Mineral Resources and Mineral Reserves at the SRP will conform to that set out in the Feasibility Study for the SRP; that operations at the SRP will conform to the mine plan and schedule set out in the Feasibility Study for the SRP; that the Company will be successful in the financing and construction of the SRP; that the Company completes the necessary permitting process; and that operating and capital costs, and commodity prices, will conform to the costs and prices set out in the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated Mineral Resources and Mineral Reserves at the SRP will be different than that set out in the Feasibility Study for the SRP, that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

Cautionary Note for U.S. Investors Concerning Mineral Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

All references to “$” in this news release are to U.S. dollars unless otherwise stated.

For further information contact:

Michael McDonald

Vice President, Corporate Development & Investor Relations

Phone: 1-604-687-2766

E-Mail: info@goldstandardv.com

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